   AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON NOVEMBER 3, 1997

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                               ----------------

                                SCHEDULE 13E-3
                       RULE 13e-3 TRANSACTION STATEMENT
      (PURSUANT TO SECTION 13(e) OF THE SECURITIES EXCHANGE ACT OF 1934)

                          CAMBRIDGE SOUNDWORKS, INC.
                               (NAME OF ISSUER)

                          CAMBRIDGE SOUNDWORKS, INC.
                          CSW ACQUISITION CORPORATION
                           CREATIVE TECHNOLOGY LTD.
                      (NAME OF PERSONS FILING STATEMENT)

                          COMMON STOCK, NO PAR VALUE
                        (TITLE OF CLASS OF SECURITIES)

                                   132514100
                     (CUSIP NUMBER OF CLASS OF SECURITIES)

                               ----------------

                 NG KEH LONG                                 THOMAS J. DEVESTO
           CREATIVE TECHNOLOGY LTD.                      CAMBRIDGE SOUNDWORKS, INC.
        & CSW ACQUISITION CORPORATION                       311 NEEDHAM STREET
        31 INTERNATIONAL BUSINESS PARK                  NEWTON, MASSACHUSETTS 02164
              CREATIVE RESOURCE
              SINGAPORE 609921

  (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE NOTICES
           AND COMMUNICATIONS ON BEHALF OF PERSONS FILING STATEMENT)

                                  Copies to:

      JOHN D. DANFORTH             STEVEN J. TONSFELDT           JOSEPH D.S. HINKLEY
    CREATIVE LABS, INC.             VENTURE LAW GROUP             PEABODY & ARNOLD
    1901 MCCARTHY BLVD.        A PROFESSIONAL CORPORATION          50 ROWES WHARF
 MILPITAS, CALIFORNIA 95035        2800 SAND HILL ROAD       BOSTON, MASSACHUSETTS 02110
       (408) 428-6600         MENLO PARK, CALIFORNIA 94025         (617) 951-2100
                                     (650) 854-4488

                               ----------------

                               NOVEMBER 3, 1997
    (DATE TENDER OFFER FIRST PUBLISHED, SENT OR GIVEN TO SECURITY HOLDERS)

           THIS STATEMENT IS FILED IN CONNECTION WITH A TENDER OFFER

                           CALCULATION OF FILING FEE
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

            TRANSACTION VALUATION                           AMOUNT OF FILING FEE
-------------------------------------------------------------------------------
                $37,051,942*                                      $7,411**

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
* For purposes of fee calculation only. The total transaction value is based on 3,804,824 Shares outstanding as of October 23, 1997 less 912,294 Shares owned by Parent and Purchaser, plus 576,573 Shares reserved for future issuance pursuant to outstanding stock options, multiplied by the offer price of $10.68 per Share.

** The amount of the filing fee calculated in accordance with Regulation
   240.0-11 of the Securities Exchange Act of 1934 equals 1/50 of 1% of the value of the shares to be purchased.

[X] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2).

    Amount Previously Paid: $7,411   Filing Parties: Creative Technology Ltd.,
                                                     CSW Acquisition Corporation

    Form or Registration No.: Schedule 14D-1   Date Filed: November 3, 1997

-------------------------------------------------------------------------------
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

                                  INTRODUCTION

  This Rule 13e-3 Transaction Statement on Schedule 13E-3 (the "Schedule 13E-3") is being filed by (i) Creative Technology Ltd., a Singapore corporation ("Parent"), (ii) CSW Acquisition Corporation ("Purchaser"), a Massachusetts corporation and a wholly owned subsidiary of Parent, and (iii) Cambridge SoundWorks, Inc., a Massachusetts corporation (the "Company"), pursuant to
Section 13(e) of the Securities Exchange Act of 1934, as amended, and Rule 13e-3 thereunder in connection with the tender offer by Purchaser to purchase all outstanding shares of common stock, no par value (the "Shares"), of the Company, upon the terms and subject to the conditions set forth in the Offer to Purchase dated November 3, 1997 (the "Offer to Purchase") and the related Letter of Transmittal (which together constitute the "Offer"), copies of which are filed as Exhibits (d)(1) and (d)(2) hereto, respectively. The Offer is being made pursuant to an Agreement and Plan of Merger, dated as of October 30, 1997, by and among Parent, Purchaser and the Company, which provides, among other things, that as promptly as practicable after the satisfaction or, if permissible, waiver of the conditions set forth therein, Purchaser will be merged with and into the Company, with the Company continuing as the surviving corporation, and each issued and outstanding Share (other than any Shares held in the treasury of the Company or owned by the Purchaser, the Parent or any subsidiary of the Parent or the Company, and other than Shares held by stockholders who shall not have voted in favor of the Merger or consented thereto in writing and who shall have demanded properly in writing appraisal for such Shares in accordance with the Business Corporation Law of the Commonwealth of Massachusetts) will be converted into the right to receive in cash, without interest, an amount equal to the price paid per Share in the Offer.

  The information contained in this Schedule 13E-3 concerning the Company, including, without limitation, information concerning the background of the transaction, the deliberations, approvals and recommendations of the Board of Directors of the Company in connection with the transaction, the opinion of the Company's financial advisor, and the Company's capital structure and historical financial information, was supplied by the Company. Parent and Purchaser take no responsibility for the accuracy of such information.

  The following Cross Reference Sheet, prepared pursuant to General Instruction F to Schedule 13E-3, shows the location in the Tender Offer Statement on
Schedule 14D-1 filed by Parent and Purchaser (the "Schedule 14D-1") with the Securities and Exchange Commission (the "SEC") on the date hereof of the information required to be included in this Schedule 13E-3. The information set forth in the Schedule 14D-1, including all exhibits thereto, is hereby expressly incorporated herein by reference as set forth in the Cross Reference Sheet and the responses in this Schedule 13E-3, and such responses are qualified in their entirety by reference to the information contained in the Offer to Purchase and the annexes thereto.

                             CROSS REFERENCE SHEET

ITEM IN                                                       WHERE LOCATED IN
SCHEDULE 13E-3                                                 SCHEDULE 14D-1
--------------                                                ----------------
Item 1(a)-(c)...............................................    Item 1(a)-(c)
Item 1(d)...................................................          *
Item 1(e)...................................................         **
Item 1(f)...................................................          *
Item 2...................................................... Item 2, Schedule II
Item 3(a)...................................................    Item 3(a)-(b)
Item 3(b)...................................................      Item 3(b)
Item 4(a)...................................................          *
Item 4(b)...................................................         **
Item 5......................................................       Item 5
Item 6(a)...................................................    Item 4(a)-(b)
Item 6(b)...................................................          *
Item 6(c)...................................................         **
Item 6(d)...................................................         **
Item 7(a)...................................................       Item 5
Item 7(b)...................................................          *
Item 7(c)...................................................          *
Item 7(d)...................................................          *
Item 8(a)-(c)...............................................          *
Item 8(d)...................................................         **
Item 8(e)-(f)...............................................          *
Item 9......................................................          *
Item 10(a)..................................................      Item 6(a)
Item 10(b)..................................................         **
Item 11.....................................................       Item 7
Item 12.....................................................          *
Item 13(a)..................................................          *
Item 13(b)-(c)..............................................         **
Item 14(a)..................................................          *
Item 14(b)..................................................         **
Item 15(a)..................................................          *
Item 15(b)..................................................       Item 8
Item 16.....................................................     Item 10(f)
Item 17.....................................................       Item 11

--------
*  The Item is located in the Schedule 13E-3 only.
** The Item is inapplicable or the answer thereto is in the negative.

ITEM 1. ISSUER AND CLASS OF SECURITY SUBJECT TO THE TRANSACTION.

  (a)-(c) The response to Item 1(a)-(c) of the Schedule 14D-1 is incorporated herein by reference.

  (d) The information set forth in the Offer to Purchase under "THE OFFER-- Price Range of the Shares" is incorporated herein by reference.

  (e) Not applicable.

  (f) The information set forth in the Offer to Purchase under "SPECIAL FACTORS--Background of the Offer and the Merger" and "THE OFFER--Certain Information Concerning the Purchaser and Parent" is incorporated herein by reference.

ITEM 2. IDENTITY AND BACKGROUND.

  (a)-(d) This Statement is being filed by the Purchaser, Parent and the Company. The response to Item 2 of the Schedule 14D-1 is incorporated herein by reference.

  (e)-(f) The response to Item 2 of the Schedule 14D-1 is incorporated herein by reference with respect to Parent and the Purchaser. During the last five years, neither the Company nor, to the best knowledge of the Company, Parent or the Purchaser or any director or executive officer of the Company (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining further violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws.

  (g) The response to Item 2 of the Schedule 14D-1 is incorporated herein by reference with respect to Parent and the Purchaser. The citizenship of the directors and executive officers of the Company are set forth in Schedule II to the Offer to Purchase and are incorporated herein by reference.

ITEM 3. PAST CONTACTS, TRANSACTIONS OR NEGOTIATIONS.

  (a)-(b) The response to Item 3 of the Schedule 14D-1 is incorporated herein by reference.

ITEM 4. TERMS OF THE TRANSACTION.

  (a) The information set forth in the Offer to Purchase on the cover page thereof and under "INTRODUCTION," "SPECIAL FACTORS--Background of the Offer and the Merger," "SPECIAL FACTORS--The Merger Agreement," "THE OFFER--Terms of the Offer," "THE OFFER--Procedure for Accepting the Offer and Tendering Shares," "THE OFFER--Acceptance for Payment and Payment for Shares," "THE OFFER--Withdrawal Rights," "THE OFFER--Dividends and Distributions," "THE
OFFER--Certain Conditions of the Offer," "THE OFFER--Certain Legal Matters" and "THE OFFER-- Miscellaneous" is incorporated herein by reference.

  (b) Not applicable.

ITEM 5. PLANS OR PROPOSALS OF THE ISSUER OR AFFILIATE.

  (a)-(e) The response to Item 5(a)-(e) of the Schedule 14D-1 is incorporated herein by reference.

  (f)-(g) The response to Item 5(f)-(g) of the Schedule 14D-1 is incorporated herein by reference.

ITEM 6. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

  (a) The response to Item 4(a)-(b) of the Schedule 14D-1 is incorporated herein by reference.

  (b) The information set forth in the Offer to Purchase under "THE OFFER-- Fees and Expenses" is incorporated herein by reference.

  (c) Not applicable.

  (d) Not applicable.

ITEM 7. PURPOSE(S), ALTERNATIVES, REASONS AND EFFECTS.

  (a) The response to Item 5 of the Schedule 14D-1 is incorporated herein by reference.

  (b) The information set forth in the Offer to Purchase under "SPECIAL FACTORS--Recommendations of the Company Board; Fairness of the Offer and the Merger" and "SPECIAL FACTORS--Purpose and Structure of the Offer and the Merger; Reasons of Parent and Purchaser for the Offer and the Merger" is incorporated herein by reference.

  (c)-(d) The information set forth in the Offer to Purchase under "INTRODUCTION," "SPECIAL FACTORS--Background of the Offer and the Merger," "SPECIAL FACTORS--Recommendations of the Company Board; Fairness of the Offer and the Merger," "SPECIAL FACTORS--Purpose and Structure of the Offer and the Merger; Reasons of Parent and Purchaser for the Offer and the Merger," "SPECIAL FACTORS--Plans for the Company After the Offer and the Merger; Certain Effects of the Offer and the Merger," "THE OFFER--Certain Federal Income Tax Consequences" and "THE OFFER--Effect of the Offer on the Market for the Shares; NASDAQ Quotation and Exchange Act Registration" is incorporated herein by reference.

ITEM 8. FAIRNESS OF THE TRANSACTION.

  (a)-(c) The information set forth in the Offer to Purchase under "INTRODUCTION," "SPECIAL FACTORS--Background of the Offer and the Merger," "SPECIAL FACTORS--Recommendations of the Company Board; Fairness of the Offer and the Merger," "SPECIAL FACTORS--Opinion of Financial Advisor to the Company," "SPECIAL FACTORS--Purpose and Structure of the Offer and the Merger; Reasons of Parent and the Purchaser for the Offer and the Merger" is incorporated herein by reference. In recognition of Parent's interest in the Offer and the Merger, Craig L. McHugh, a designee of Parent on the Company's Board of Directors, abstained from voting on the Offer and the Merger.

  (d) Not applicable.

  (e)-(f) The information set forth in the Offer to Purchase under "INTRODUCTION," "SPECIAL FACTORS--Background of the Offer and the Merger," "SPECIAL FACTORS--Recommendations of the Company Board; Fairness of the Offer and the Merger," "SPECIAL FACTORS--Opinion of Financial Advisor to the Company," "SPECIAL FACTORS--Purpose and Structure of the Offer and the Merger; Reasons of Parent and the Purchaser for the Offer and the Merger" is incorporated herein by reference. In recognition of Parent's interest in the Offer and the Merger, Craig L. McHugh, a designee of Parent on the Company's Board of Directors, abstained from voting on the Offer and the Merger.

ITEM 9. REPORTS, OPINIONS, APPRAISALS AND CERTAIN NEGOTIATIONS.

  (a)-(c) The information set forth in the Offer to Purchase under "SPECIAL FACTORS--Background of the Offer and the Merger," "SPECIAL FACTORS-- Recommendations of the Company Board; Fairness of the Offer and the Merger," "SPECIAL FACTORS--Opinion of Financial Advisor to the Company," "SPECIAL FACTORS--Position of Parent and the Purchaser Regarding the Fairness of the Offer and the Merger" and in Annex A is incorporated herein by reference.

ITEM 10. INTEREST IN SECURITIES OF THE ISSUER.

  (a) The response to Item 6(a) of the Schedule 14D-1 and the information set forth in the Offer to Purchase under "SPECIAL FACTORS--Beneficial Ownership of Shares" and "SPECIAL FACTORS--Interests of Certain Persons in the Offer and the Merger" are incorporated herein by reference.

  (b) Not applicable.

ITEM 11. CONTRACTS, ARRANGEMENTS OR UNDERSTANDINGS WITH RESPECT TO THE ISSUER'S SECURITIES.

  The response to Item 7 of the Schedule 14D-1 and the information set forth in the Offer to Purchase under "SPECIAL FACTORS--Beneficial Ownership of Shares" are incorporated herein by reference.

ITEM 12. PRESENT INTENTION AND RECOMMENDATION OF CERTAIN PERSONS WITH REGARD TO THE TRANSACTION.

  (a)-(b) The information set forth in the Offer to Purchase under "INTRODUCTION," "SPECIAL FACTORS--Background of the Offer and the Merger," "SPECIAL FACTORS--Recommendations of the Company Board; Fairness of the Offer and the Merger," "SPECIAL FACTORS--Interests of Certain Persons in the Offer and the Merger" and "SPECIAL FACTORS--Beneficial Ownership of Shares" is incorporated herein by reference.

ITEM 13. OTHER PROVISIONS OF THE TRANSACTION.

  (a) The information set forth in the Offer to Purchase under "SPECIAL FACTORS--Rights of Stockholders in the Merger," "SPECIAL FACTORS--The Merger Agreement" and Annex B is incorporated herein by reference.

  (b) Not applicable.

  (c) Not applicable.

ITEM 14. FINANCIAL INFORMATION.

  (a) The information set forth in the Offer to Purchase under "THE OFFER-- Certain Information Concerning the Company" is incorporated herein by reference. In addition, the Company's audited financial statements for the fiscal years ended June 29, 1997 and June 30, 1996 are attached to the Offer to Purchase as Schedule III thereto, and are incorporated herein by reference.

  (b) Not applicable.

ITEM 15. PERSONS AND ASSETS EMPLOYED, RETAINED OR UTILIZED.

  (a) The information set forth in the Offer to Purchase under "SPECIAL FACTORS--Background of the Offer and the Merger," "SPECIAL FACTORS-- Recommendations of the Company Board; Fairness of the Offer and the Merger," "SPECIAL FACTORS--Plans for the Company After the Offer and the Merger; Certain Effects of the Offer and the Merger" and "THE OFFER--Effect of the Offer on the Market for the Shares; NASDAQ Quotation and Exchange Act Registration" is incorporated herein by reference.

  (b) The response to Item 8 of the Schedule 14D-1 is incorporated herein by reference.

ITEM 16. ADDITIONAL INFORMATION.

  The response to Item 10(f) of the Schedule 14D-1 is incorporated herein by reference.

ITEM 17. MATERIAL TO BE FILED AS EXHIBITS.

    (a)    Not applicable.
    (b)(1) Opinion of Hambrecht & Quist LLC, dated October 30, 1997 (included as Annex A to Exhibit (d)(1)).
    (b)(2) Presentation of Hambrecht & Quist LLC, dated October 27, 1997.
    (c)(1) Agreement and Plan of Merger, dated as of October 30, 1997, by and among Creative Technology Ltd., CSW Acquisition Corporation and
           Cambridge SoundWorks, Inc. (incorporated herein by reference to Exhibit (c)(1) to the Schedule 14D-1).
    (c)(2) Employment Agreement, dated February 18, 1997, between the Company and Thomas J. DeVesto, as amended and restated effective October 29, 1997 (incorporated herein by reference to Exhibit (c)(2) to the Schedule 14D-1)
    (c)(3) Common Stock and Warrant Purchase Agreement, dated as of February
           20, 1997, by and between Creative Technology Ltd. and Cambridge
           SoundWorks, Inc.(A).
    (c)(4) Common Stock Purchase Warrant, dated as of February 28, 1997, having
           Creative Technology Ltd. as Registered Holder(A).
    (c)(5) Investors' Rights Agreement, dated as of February 28, 1997, between
           Creative Technology Ltd. and Cambridge SoundWorks, Inc.(A)
    (c)(6) Exclusive Distribution Agreement, dated as of February 28, 1997, between Creative Technology Ltd. and Cambridge SoundWorks, Inc.(A)
    (c)(7) Voting Agreement, dated as of February 28, 1997, by and among Creative Technology Ltd., Cambridge SoundWorks, Inc., Henry E. Kloss and Thomas J. DeVesto (incorporated herein by reference to Exhibit 1 to the Schedule 13D filed by Creative Technology Ltd. with the SEC on March 19, 1997).
    (c)(8) Mutual Confidentiality and Non-Disclosure Agreement, dated October
           18, 1996, between Creative Labs, Inc. and Cambridge SoundWorks, Inc.
           (incorporated herein by reference to Exhibit (c)(8) to the Schedule
           14D-1).
    (d)(1) Form of Offer to Purchase, dated November 3, 1997 (incorporated herein by reference to Exhibit (a)(1) to the Schedule 14D-1).
    (d)(2) Form of Letter of Transmittal (incorporated herein by reference to Exhibit (a)(2) to the Schedule 14D-1).
    (d)(3) Form of Letter from Georgeson & Company Inc. to Brokers, Dealers,
           Commercial Banks, Trust Companies and Other Nominees (incorporated herein by reference to Exhibit (a)(3) to the Schedule 14D-1).
    (d)(4) Form of Letter from Brokers, Dealers, Commercial Banks, Trust
           Companies and Other Nominees to Clients (incorporated herein by reference to Exhibit (a)(4) to the Schedule 14D-1).
    (d)(5) Form of Notice of Guaranteed Delivery (incorporated herein by reference to Exhibit (a)(5) to the Schedule 14D-1).
    (d)(6) Form of Guidelines for Certification of Taxpayer Identification
           Number on Substitute Form W-9 (incorporated herein by reference to Exhibit (a)(6) to the Schedule 14D-1).
    (d)(7) Summary Advertisement as published in The Wall Street Journal on
           November 3, 1997 (incorporated herein by reference to Exhibit (a)(7) to the Schedule 14D-1).
    (d)(8) Text of Press Release, dated October 6, 1997, issued by Cambridge
           SoundWorks, Inc. (incorporated herein by reference to Exhibit 1 to the Schedule 13D (Amendment No. 1) filed by Creative Technology Ltd.
           with the SEC on October 8, 1997).
    (d)(9) Text of Joint Press Release, dated October 31, 1997, issued by
           Cambridge SoundWorks, Inc. and Creative Technology Ltd.
           (incorporated herein by reference to Exhibit (a)(9) to the Schedule
           14D-1).

    (d)(10) Text of Press Release, dated November 3, 1997, issued by Creative
            Technology Ltd. (incorporated herein by reference to Exhibit
            (a)(10) to the Schedule 14D-1).
    (e)     Description of Appraisal Rights (included as Annex B to Exhibit
            (d)(1)).
    (f)     Not applicable.

--------
(A) Incorporated herein by reference to the Report on Form 10-Q for the fiscal quarter ended March 30, 1997, filed by Cambridge SoundWorks, Inc. with the SEC on May 14, 1997.

                                   SIGNATURES

  After due inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

                                          CAMBRIDGE SOUNDWORKS, INC.

                                          By: /s/ Thomas J. DeVesto
                                            ___________________________________
                                          Name: Thomas J. DeVesto
                                          Title: President and Chief Executive
                                          Officer

                                          CREATIVE TECHNOLOGY LTD.

                                          By: /s/  Ng Keh Long
                                            ___________________________________
                                          Name: Ng Keh Long
                                          Title: Vice President, Corporate
                                          Treasurer and Acting Chief
                                          Financial Officer

                                          CSW ACQUISITION CORPORATION

                                          By: /s/  Ng Keh Long
                                            ___________________________________
                                          Name: Ng Keh Long
                                          Title: Vice President and Treasurer
Dated: November 3, 1997

                                 EXHIBIT INDEX

 EXHIBIT
   NO.                                 DESCRIPTION
 -------                               -----------
 (a)     Not applicable.
 (b)(1)  Opinion of Hambrecht & Quist LLC, dated October 30, 1997 (included as
         Annex A to Exhibit (d)(1)).
 (b)(2)  Presentation of Hambrecht & Quist LLC, dated October 27, 1997.
 (c)(1)  Agreement and Plan of Merger, dated as of October 30, 1997, by and among Creative Technology Ltd., CSW Acquisition Corporation and
         Cambridge SoundWorks, Inc. (incorporated herein by reference to
         Exhibit (c)(1) to the Schedule 14D-1).
 (c)(2)  Employment Agreement, dated February 18, 1997, between the Company and
         Thomas J. DeVesto, as amended and restated effective October 29, 1997
         (incorporated herein by reference to Exhibit (c)(2) to the Schedule
         14D-1)
 (c)(3)  Common Stock and Warrant Purchase Agreement, dated as of February 20,
         1997, by and between Creative Technology Ltd. and Cambridge
         SoundWorks, Inc.(A).
 (c)(4)  Common Stock Purchase Warrant, dated as of February 28, 1997, having
         Creative Technology Ltd. as Registered Holder(A).
 (c)(5)  Investors' Rights Agreement, dated as of February 28, 1997, between
         Creative Technology Ltd. and Cambridge SoundWorks, Inc.(A).
 (c)(6)  Exclusive Distribution Agreement, dated as of February 28, 1997, between Creative Technology Ltd. and Cambridge SoundWorks, Inc.(A).
 (c)(7)  Voting Agreement, dated as of February 28, 1997, by and among Creative
         Technology Ltd., Cambridge SoundWorks, Inc., Henry E. Kloss and Thomas
         J. DeVesto (incorporated herein by reference to Exhibit 1 to the
         Schedule 13D filed by Creative Technology Ltd. with the SEC on March
         19, 1997).
 (c)(8)  Mutual Confidentiality and Non-Disclosure Agreement, dated October 18,
         1996, between Creative Labs, Inc. and Cambridge SoundWorks, Inc.
         (incorporated herein by reference to Exhibit (c)(8) to the Schedule
         14D-1).
 (d)(1)  Form of Offer to Purchase, dated November 3, 1997 (incorporated herein by reference to Exhibit (a)(1) to the Schedule 14D-1).
 (d)(2)  Form of Letter of Transmittal (incorporated herein by reference to
         Exhibit (a)(2) to the Schedule 14D-1).
 (d)(3)  Form of Letter from Georgeson & Company Inc. to Brokers, Dealers,
         Commercial Banks, Trust Companies and Other Nominees (incorporated herein by reference to Exhibit (a)(3) to the Schedule 14D-1).
 (d)(4)  Form of Letter from Brokers, Dealers, Commercial Banks, Trust
         Companies and Other Nominees to Clients (incorporated herein by reference to Exhibit (a)(4) to the Schedule 14D-1).
 (d)(5)  Form of Notice of Guaranteed Delivery (incorporated herein by reference to Exhibit (a)(5) to the Schedule 14D-1).
 (d)(6)  Form of Guidelines for Certification of Taxpayer Identification Number
         on Substitute Form W-9 (incorporated herein by reference to Exhibit
         (a)(6) to the Schedule 14D-1).
 (d)(7)  Summary Advertisement as published in The Wall Street Journal on
         November 3, 1997 (incorporated herein by reference to Exhibit (a)(7)
         to the Schedule 14D-1).
 (d)(8)  Text of Press Release, dated October 6, 1997, issued by Camridge
         SoundWorks, Inc. (incorporated herein by reference to Exhibit 1 to the
         Schedule 13D (Amendment No. 1) filed by Creative Technology, Ltd. with the SEC on October 8, 1997).
 (d)(9)  Text of Joint Press Release, dated October 31, 1997, issued by
         Cambridge SoundWorks, Inc. and Creative Technology Ltd. (incorporated herein by reference to Exhibit (a)(9) to the Schedule 14D-1).

 EXHIBIT
   NO.                                DESCRIPTION
 -------                              -----------
 (d)(10) Text of Press Release, dated November 3, 1997, issued by Creative
         Technology Ltd. (incorporated herein by reference to Exhibit (a)(10)
         to the Schedule 14D-1).
 (e)     Description of Appraisal Rights (included as Annex B to Exhibit
         (d)(1)).
 (f)     Not applicable.

--------
(A) Incorporated herein by reference to the Report on Form 10-Q for the fiscal quarter ended March 30, 1997, filed by Cambridge SoundWorks, Inc. with the SEC on May 14, 1997.